

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Paul Grinberg
Chief Executive Officer
Mountain Lake Acquisition Corp.
930 Tahoe Blvd STE 802 PMB 45
Incline Village, NV 89451

> **Re: Mountain Lake Acquisition Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed September 27, 2024**
> **File No. 333-281410**

Dear Paul Grinberg:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Amendment No. 1 to Form S-1 filed September 27, 2024

Initial Business Combination, page 9

1. Please disclose the consequences to the SPAC sponsor of not completing an extension of the time to consummate a de-SPAC transaction.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related

matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso